Exhibit (a)(1)(xi)

YURI ITKIS GAMING TRUST ANNOUNCES SUCCESSFUL

COMPLETION OF TENDER OFFER FOR FORTUNET

LAS VEGAS, February 18, 2010 — The Yuri Itkis Gaming Trust of 1993 (the “Trust”) announced today that it will purchase all of the shares validly tendered in response to its tender offer for the shares of common stock of FortuNet, Inc. (Nasdaq: FNET) (“FortuNet”) not already owned by the Trust. The tender offer expired at midnight, New York City time, on Wednesday, February 17, 2010.

The depositary for the tender offer advised the Trust that as of the expiration of the tender offer, a total of 2,016,161 shares of FortuNet common stock had been tendered, which includes 27,778 shares subject to guaranteed delivery. The Trust understands that the tendered shares represent approximately 72% of the outstanding shares not owned by the Trust and, together with the shares already beneficially owned by the Trust, approximately 93% of the 11,054,011 outstanding shares of FortuNet common stock. All shares validly tendered and not withdrawn have been accepted for purchase.

After it completes its purchase of the tendered shares, the Trust will implement a “short form” merger in which FortuNet will become a wholly owned subsidiary of the Trust. In the merger, all shares held by the remaining public stockholders of FortuNet will be cancelled and, subject to the stockholders’ rights to exercise statutory dissenters’ rights, converted into the right to receive $2.25 per share in cash, without interest. Following the merger, FortuNet’s shares will cease to be traded on the Nasdaq Capital Market. The Trust expects to complete the merger promptly upon clearance of any gaming regulatory approvals.

ABOUT FORTUNET, INC.

According to its website, FortuNet, together with its wholly owned subsidiaries, Millennium Games, Star Bingo Holdings, LLC, and Star Bingo Supply, LLC, is engaged primarily in the business of designing, manufacturing, field maintenance of, and leasing electronic gaming and entertainment systems throughout North America.  FortuNet derives substantially all of its revenues from the gaming industry in the United States and Canada.

CONTACT:

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New York, NY 10038-3560

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